SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

First Mercury Financial Corporation
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
320841109
(CUSIP Number)
Paul Rivett
Vice President and Chief Legal Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
– With a copy to –

Christopher J. Cummings
Adam M. Givertz
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
October 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	320841109	Page	2	of	23

1	NAMES OF REPORTING PERSONS V. PREM WATSA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADIAN

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,940,330

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,940,330

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	320841109	Page	3	of	23

1	NAMES OF REPORTING PERSONS 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,940,330

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,940,330

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	320841109	Page	4	of	23

1	NAMES OF REPORTING PERSONS THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH COLUMBIA, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,940,330

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,940,330

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	320841109	Page	5	of	23

1	NAMES OF REPORTING PERSONS 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ONTARIO, CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,940,330

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,940,330

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	320841109	Page	6	of	23

1	NAMES OF REPORTING PERSONS FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,940,330

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,940,330

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1.	Security and Issuer.
          The class of securities to which this statement relates is the shares (the “Shares”) of common stock, $0.01 par value, of First Mercury Financial Corporation (“First Mercury”), a Delaware corporation. The Shares are listed on the New York Stock Exchange. The address of the principal executive office of First Mercury is 29110 Inkster Road, Suite 100, Southfield, Michigan 48034.

Item 2.	Identity and Background.
          This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
1.	V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;
4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
5.	Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
          Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679 or Fairfax that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

          The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C or D as the case may be, and such Annexes are incorporated herein by reference.
          Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.
          During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
          The total consideration to be paid in connection with the Merger described in Item 4 below is estimated to be approximately $299 million plus expenses. Fairfax intends to finance the Merger with cash on hand.

Item 4.	Purpose of Transaction.
          On October 28, 2010, Fairfax, Fairfax Investments III USA Corp., a Delaware corporation and wholly owned subsidiary of Fairfax (“Merger Sub”) and First Mercury entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into First Mercury (the “Merger”), with First Mercury surviving the Merger as a wholly owned indirect subsidiary of Fairfax. The Merger Agreement has been approved unanimously by the Board of Directors of First Mercury.
          At the effective time of the Merger, each Share issued and outstanding immediately prior to the effective time (other than Shares held in First Mercury’s treasury or owned by any subsidiary of First Mercury or by Fairfax or any of its subsidiaries or by stockholders of First Mercury who properly exercise appraisal rights under Delaware law) will be automatically cancelled and converted into the right to receive $16.50 in cash (the “Merger Consideration”), without interest. In addition, immediately prior to the effective time of the Merger, all remaining forfeiture restrictions applicable to restricted shares of First Mercury common stock will expire and the holders thereof will be entitled to receive the Merger Consideration with respect to each such share. All outstanding stock options to purchase Shares shall become fully vested immediately prior to the effective time of the Merger and holders thereof will be entitled to receive the Merger Consideration less the exercise price per share with respect to each Share subject to the option.

          Consummation of the Merger is subject to customary conditions, including (i) the approval of First Mercury’s stockholders, (ii) receipt of antitrust and insurance regulatory approvals and (iii) the absence of any law, order or injunction prohibiting the Merger. In addition, each party’s obligation to consummate the Merger is subject to (i) the accuracy of the other party’s representations and warranties (subject to customary materiality qualifiers) and (ii) the other party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to customary materiality qualifiers). The Merger is not subject to any financing condition.
          The Merger Agreement contains customary representations and warranties of First Mercury, Fairfax and Merger Sub. The Merger Agreement also contains customary covenants and agreements, including with respect to the operation of the business of First Mercury and its subsidiaries between signing and closing, governmental filings and approvals, public disclosures and similar matters. In addition, First Mercury has agreed not to (i) solicit proposals relating to alternative business combination transactions and (ii) subject to certain exceptions, enter into discussions, or enter into any agreement concerning, or provide confidential information in connection with, any proposals for alternative business combination transactions.
          The Merger Agreement provides for certain termination rights of each of Fairfax and First Mercury, including First Mercury’s right to terminate the Merger Agreement under certain circumstances to enter into a definitive agreement providing for a “Superior Proposal.” In addition, the Merger Agreement provides that, in connection with the termination of the Merger Agreement under specified circumstances, including by Fairfax if First Mercury’s Board of Directors makes an “Adverse Recommendation Change” or by First Mercury if First Mercury enters into a definitive agreement providing for a “Superior Proposal,” First Mercury may be required to pay Fairfax a termination fee of $9.0 million, which is approximately 3% of the aggregate consideration to be paid in the Merger.
          A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4. The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement.
          Concurrently with the execution and delivery of the Merger Agreement, Richard H. Smith, the Chairman, President and Chief Executive Officer of First Mercury, and Jerome M. Shaw, a director of First Mercury (collectively, the “Signing Stockholders”), each solely in his capacity as stockholder of First Mercury, entered into Voting Agreements with Fairfax (the “Voting Agreements”) with respect to the Shares owned by them. Such Shares (together with any Shares acquired by the Signing Stockholders on or after the date of the Voting Agreements, the “Voting Agreement Shares”) constituted approximately 17% of the total issued and outstanding Shares as of October 28, 2010. Pursuant to the Voting Agreements, the Signing Stockholders (i) have agreed to vote, or cause to be voted, the Voting Agreement Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby, against any action, agreement, transaction or proposal, including any “Takeover Proposal” as defined in the Merger Agreement that would result in a material breach by First Mercury under the Merger Agreement or a failure of any condition to First Mercury’s obligations thereunder to be satisfied and in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and (ii) have granted Fairfax an irrevocable proxy to vote the Voting Agreement Shares in accordance with the foregoing if the Signing Stockholders fail to do so.
          In the Voting Agreements, the Signing Stockholders have agreed not to, on or after the date of the Voting Agreements, among other things, sell, assign, transfer, lien, pledge, dispose or otherwise encumber any Voting Agreement Shares, deposit any Voting Agreement Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxies with respect to the Voting Agreement Shares, subject to certain exceptions. The Signing Stockholders also have agreed not to take any action that First Mercury is prohibited from taking under the Merger Agreement with respect to the solicitation of alternative transaction proposals. The Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, and (ii) the effective time of the Merger.
          The Voting Agreements are filed as Exhibits 2 and 3 hereto and are incorporated by reference into this Item 4. The foregoing description of the Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreements.
          The Merger would result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of First Mercury, a merger or other extraordinary transaction involving First Mercury, changes to First Mercury’s charter, by-laws or instruments corresponding thereto, the delisting of the Shares from the New York Stock Exchange and the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and could result in a change to the present capitalization or dividend policy of First Mercury. One or more of Fairfax and its subsidiaries may determine to purchase additional securities of First Mercury in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors.

Item 5.	Interest in Securities of the Issuer.
(a)     Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
(b)     The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c)     None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C or D beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.
(d)     No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of First Mercury’s common shares held by the Reporting Persons other than each of the Reporting Persons.
(e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
          The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.
The following is filed herewith as an exhibit:

Ex. 1:
Agreement and Plan of Merger, dated October 28, 2010, by and among Fairfax, Merger Sub and First Mercury (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by First Mercury (File No. 1-33077) on November 1, 2010).

Ex. 2:
Voting Agreement, dated as of October 28, 2010, between Fairfax and Richard H. Smith (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by First Mercury (File No. 1-33077) on November 1, 2010).

Ex. 3:
Voting Agreement, dated as of October 28, 2010, between Fairfax and Jerome M. Shaw (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by First Mercury (File No. 1-33077) on November 1, 2010).

Ex. 4:
Joint filing agreement dated as of November 5, 2010 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited and Fairfax Financial Holdings Limited.

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010	V. Prem Watsa
/s/ V. Prem Watsa

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010	1109519 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010	The Sixty Two Investment Company Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010	810679 Ontario Limited
	By:	/s/ V. Prem Watsa
		Name:	V. Prem Watsa
		Title:	President

SIGNATURE
          After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2010	Fairfax Financial Holdings Limited
	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice President, Chief Operating Officer and Corporate Secretary

Annex Index

Annex	Description
A	Directors and Executive Officers of 1109519 Ontario Limited
B	Directors and Executive Officers of The Sixty Two Investment Company Limited
C	Directors and Executive Officers of 810679 Ontario Limited
D	Directors and Executive Officers of Fairfax Financial Holdings Limited

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
          The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization
Name	in which such employment is conducted	Citizenship

V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of The United States 1615 H Street, NW Washington, DC 20062	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian

Timothy R. Price (Director)	Chairman of Brookfield Funds Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization
Name	in which such employment is conducted	Citizenship

John Varnell (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited	Canadian

Eric P. Salsberg (Vice President, Corporate Affairs)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

Paul Rivett (Vice President, Chief Legal Officer)	Vice President, Chief Legal Officer Fairfax Financial Holdings Limited	Canadian

Bradley P. Martin (Vice President, Chief Operating Officer and Corporate Secretary)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

Exhibit Index

Exhibit No.	Description
Ex. 1:
Agreement and Plan of Merger, dated October 28, 2010, by and among Fairfax, Merger Sub and First Mercury (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by First Mercury (File No. 1-33077) on November 1, 2010).

Ex. 2:
Voting Agreement, dated as of October 28, 2010, between Fairfax and Richard H. Smith (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by First Mercury (File No. 1-33077) on November 1, 2010).

Ex. 3:
Voting Agreement, dated as of October 28, 2010, between Fairfax and Jerome M. Shaw (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by First Mercury (File No. 1-33077) on November 1, 2010).

Ex. 4:
Joint filing agreement dated as of November 5, 2010 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited and Fairfax Financial Holdings Limited.